

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail
Mark McLaughlin
President
Immudyne, Inc.
50 Spring Meadow Rd.
Mount Kisco, NY 10549

> **Re: Immudyne, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **File No. 333-184487**

Dear Mr. McLaughlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. In your next amendment, please update your financial statements and related financial schedules included in the filing as of September 30, 2012, as required by Rule 8-08 of Regulation S-X.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3. We note that you have indicated on your cover page that you are an "emerging growth company." Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 1

5. Please define the term "nutraceutical" upon first use.

Risk Factors, page 3

"Our products may require clinical trials to establish efficacy and safety…" pages 4 -5

6. Please clarify that because your yeast beta glucan products are dietary supplements and cosmetics, rather than drugs, no clinical trials for safety or efficacy are currently required for marketing approval and no such trials have been subject to review and approval by the FDA or comparable regulatory body.

"If we undertake product recalls or incur liability claims…" page 5

7. Please disclose whether you have conducted product recalls to date, whether you have received product liability claims from third parties and whether consumers of your products have reported any adverse effects from your products.

"We derive a substantial part of our sales from one major customer…" page 5

8. Please disclose here the name of the major customer as you have done in the Business section.

9. Please disclose whether your relationship with your largest customer is governed by contract, written or otherwise. If so, please disclose the term of this contract and the circumstances under which it may be terminated. Please also file the contract as an exhibit to your registration statement.

<u>"We are subject to the risks of doing business internationally…" page 6</u>

10. In your Business section, please provide disclosure concerning the material terms of your international consulting and distributor agreements and file such agreements as exhibits to your registration statement.

<u>"If we lose our key personnel…" page 6</u>

11. If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization. To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges.

 <u>"We may not be able to protect our proprietary rights…" page 8</u>

12. Disclose any known infringement of your intellectual property by third parties.

<u>"We may be subject to claims that we have infringed the proprietary rights…" page 8</u>

13. Please disclose whether you are aware of any material infringement or have been put on notice by third parties of any material infringement of proprietary rights.

<u>"We are an EGC, and we cannot be certain if the reduced disclosure requirements…" page 12</u>

14. Please revise this risk factor to describe briefly the various exemptions that are available to you as an emerging growth company. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 17</u>

15. On page 17 you disclose "We historically have expended a significant amount of our funds on research and development of patents, trade secrets and proprietary products. However, on page 27 you state "Our expertise for many years has been in the development of efficient, stable and cost-effective production systems for beta glucan products derived from yeast, though we have not incurred any research and development expenses to date." Please revise your disclosure to eliminate this apparent inconsistency. If applicable, please revise your disclosure to discuss the nature and amount of R&D expenses incurred in each period presented or expect to incur in the future that meet the guidance in ASC 730-10-55 and revise your financial statements to disclose separately any R&D expenses.

Results of Operations, page 18

16. Please briefly describe the cost-cutting measures that management has instituted.

Legal Matters, page 22

17. Please briefly discuss the nature of the patent litigation, the patent or patents at issue and disclose what you have licensed and to whom.

Business, page 24

Our Company, page 24

18. Please provide expanded disclosure regarding the clinical data demonstrating that beta glucans support the immune system. Please discuss generally the clinical trials to which you refer and specify whether such trials were conducted by or on your behalf and whether your actual products were studied. In addition, where you discuss clinical trials, please make clear to the reader that the marketing of beta glucan is not subject to approval from the FDA, that none of the trials you mention were subject to oversight by the FDA or comparable regulatory body, and that no regulatory body has attested to the efficacy of beta glucan in supporting immune health or otherwise treating disease.

Our Products, page 24

19. Please state the basis for your belief that your pure yeast beta glucan is the purest yeast beta glucan available currently.

20. On page 25, you cite a number of research institutions and laboratories that have conducted research and clinical studies related to beta glucans. Please state whether any of these studies were conducted specifically on your proprietary substances or whether they were general research in the field of beta glucans.

21. We note your discussion on page 25 of two clinical trials showing that cancer patients taking your products experienced a decreased reoccurrence of cancer and increased survival rates. We also note your disclosure elsewhere in the prospectus suggesting that beta glucans may have a substantial effect on cancer regression. In these instances, please add disclosure that makes clear that these trials were not scrutinized by the FDA or comparable regulatory authority, that no such body has attested to the accuracy of these studies or the efficacy of your products in treating cancer and that you are prohibited by FTC and FDA regulations from suggesting in advertisements and product labels that your products "mitigate, treat, cure or prevent a specific disease or class of disease."

Customers, page 26

22. Please disclose the breakdown of your sales to customers between U.S. and international markets, the product lines to which these sales relate and specify the international markets in which you do business.

23. Please describe in more detail your affiliate sales program.

Intellectual Property, page 27

24. Please expand your disclosure to address the type of patents you have (i.e. utility, design, plant, method of use).

Property, page 28

25. Please file your lease for the manufacturing facility in Kentucky as an exhibit to your filing.

Certain Relationships and Related Party Transactions, page 33

Royalty Agreement, page 34

26. We note that the written description of the Royalty Agreement is listed in your Exhibit Index, but has not yet been filed. Please file this exhibit in your next amendment to your registration statement. In the summary of the agreement on page 34, please disclose the identity of the other party and describe the nature of Mr. McLaughlin's 60% interest in the royalties. In addition, please explain what consideration you received in exchange for your obligation to pay royalties, including whether you license key technology from a third party.

Employment Arrangements with an Immediate Family Member of our President, page 36

27. Please file the employment agreement with Brunilda McLaughlin as an exhibit to your registration statement.

Financial Statements

Statement Of Operations, page F-4

28. Please revise to present stock-based compensation within the appropriate line item expense classifications on the face of the Statements of Operations.

Notes To Financial Statements
Note 2 – Summary of significant accounting policies

Revenue recognition, page F-8

29. Please add disclosure to include your policy for sales returns and quantify if significant.

30. Please disclose your accounting policy for any other revenue dilution items such as vendor discounts, chargebacks, rebates etc. If amounts are significant please quantify the current period amounts deducted from revenue and the total amount accrued by category at the end of each period presented. Quantify any significant changes in estimates related to prior periods by category and disclose the reason why the change occurred.

31. Please revise your accounting policy to describe the nature of "customer signing fees" and discuss instances when there would be a future obligation related to a fee and the related accounting treatment.

Stock-based compensation, page F-8

32. Your disclosure that stock-based employee compensation arrangements are accounted for using the intrinsic value method appears to be inconsistent with your disclosure of using fair value. Please revise your disclosure here and on page 22 to eliminate disclosure of the intrinsic value method or explain to us how this method is appropriate under ASC 718.

Concentration of credit risk, page F-9

33. You state that at June 30, 2012 one customer accounted for 94% of your outstanding accounts receivable. Please disclose the reason why accounts receivable at June 30, 2012 increased by approximately 248% compared to December 31, 2011 when the increase in revenue for the six months ended June 30, 2012 appears flat with the period ended June 30, 2011.

Note 6 – Stockholders' Equity, page F-13

34. Please expand your disclosure on the calculation of the fair value of the options and warrants granted during the periods presented to explain how you determined the expected volatility of 50% for all periods.

Exhibit 4.1 Subscription Agreement

35. Please confirm whether the terms of the warrants allow for adjustment of the exercise price down in the event of subsequent issuances of common stock by the

company at a lower price. If so, please clarify how the adjusted exercise price is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Mark McLaughlin
Immudyne, Inc.
November 15, 2012
Page 9

You may contact Jim Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan, Legal Branch Chief at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

Via E-mail
cc: Gerald A. Adler, Esq.
Mitul Patel, Esq.
Newman & Morrison LLP
44 Wall Street, 20th Floor
New York, NY 10005